March 4, 2011

Via: First Class Mail and EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C.  20549
Attention:  Mr. Mark Shannon and Mr. Douglas Brown

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated February 17, 2011, regarding
Vista Gold Corp.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Proxy Statement on Schedule 14A
Filed April 9, 2010
File No. 001-0925

Ladies and Gentlemen:

Vista Gold Corp. (the “Company”) hereby submits this letter in response to the staff’s comments set forth in the February 17, 2011 letter regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission (“SEC”) on March 16, 2010, and the above-referenced Proxy Statement on Schedule 14A, as filed with the SEC on April 9, 2010 (File No. 001-31522).  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the SEC, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Our responses are as follows:

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 25

Staff Comment No. 1

We note your response to our prior comment 2 from our letter to you dated August 23, 2010.  Amend your Form 10-K to include the disclosure you referenced in your response.  In the alternative, with a view toward disclosure, provide us with your proposed responsive disclosure as it would have appeared in the April 2010 proxy.  Include disclosure of the companies the compensation committee examined in making its compensation determinations, the role of Coopers Consulting Ltd. in the compensation determinations, and the industry comparables and industry competitive surveys the committee used in making its compensation determinations.

Securites and Exchange Commission
March 4, 2011

Company’s Response:

With a view toward disclosure, the Company proposes to include the following disclosure in its Proxy Statement on Schedule 14A relating to its annual general meeting of shareholders anticipated to be held in May 2011:

“Compensation Program Objectives

The Corporation’s compensation policies and programs are designed to be competitive with similar mining companies and to recognize and reward executive performance consistent with the success of the Corporation’s business. These policies and programs are intended to attract and retain capable and experienced people. The Compensation Committee’s role and philosophy is to ensure that the Corporation’s compensation goals and objectives, as applied to the actual compensation paid to the Corporation’s Chief Executive Officer and other executive officers, are aligned with the Corporation’s overall business objectives and with shareholder interests.

To assist the Compensation Committee with its assessment of current compensation levels for executive officers in the Corporation’s industry, the Corporation retained Coopers Consulting Ltd. (“Coopers”), Vancouver, B.C., to provide a report examining annual base, total cash and total compensation and to assess the competitiveness of the current compensation package for the Corporation’s executive officers as compared to companies of similar size and development status in the mining industry.  In July 2010, the Corporation received from Coopers a comparative executive compensation survey for the Chief Executive Officer taking into account 90 comparable North American mining companies.  Additionally, the Corporation received from Coopers a corporate report regarding the rest of the executive officers taking into account 46 comparable United States mining companies.  The companies in each report were suggested by Coopers and reviewed by the Corporation’s management team to ensure they were representative of our peer group.

The surveys accessed Coopers’ database for annual salary, total cash and total compensation statistical summary reports for each executive position for which there were sufficient data points.  Coopers’ compiled the data available and compiled the consolidated information for each executive.  The data included numerous companies larger than the Corporation. To ensure an appropriate comparison, our management team then narrowed the surveys for each executive position to include compensation data from only companies that were based in the United States with fewer than 500 employees and put together a detailed compensation report for each executive position to the Compensation Committee.  Individual company information was not available or used in the compensation report.  Only averages of each narrowed group from the Coopers’ reports for each executive position were presented.  Management believed this narrowed data set most closely reflected the Corporation’s peer group.  No companies were singled out for inclusion or exclusion from the data set outside of the above-mentioned criteria for selection in management’s report to the Compensation Committee. The Compensation Committee considered this information as one component of their overall review of the Corporation’s compensation program.

Securites and Exchange Commission
March 4, 2011

In addition to industry comparables and industry compensation surveys, the Compensation Committee considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-range interests of the Corporation and its shareholders, overall technical, professional and experience needs of the Corporation, the competitive requirements to attract and hold key employees, and the Compensation Committee’s assessment of the position requirements for each executive’s role in the Corporation. Superior performance is recognized through the Corporation’s incentive policy.  The Compensation Committee does not weigh any of these factors more heavily than others and does not use any formula to assess these factors, but rather considers each factor in its judgment and at its discretion.”

The Company will comply with Item 402(b)(2)(xiv) of Regulation S-K in respect to filings for its fiscal year ended December 31, 2010 and all future filings to disclose the methodology and components (including component companies) utilized by the Company’s compensation committee in determining benchmarks for executive compensation.  We note that in 2010 and in previous years, while the Company did hire Coopers Consulting Ltd. to provide industry compensation reports, these reports contained information on numerous companies that were not considered by the Compensation Committee in determining executive compensation, and the Company believes that disclosure of these 46 or 90 companies, respectively, would be misleading, confusing and is not required by Item 402(b)(2)(xiv).  Further, while management narrowed the study results, this was based on compensation data presented in the two studies, which presented information on the narrowed data sets without providing the names of the companies composing those narrowed data sets.  Therefore, the Company’s management and the Compensation Committee did not specifically benchmark any other company and the names of the companies composing the data sets actually considered were not known to the Company’s management or the Compensation Committee.  For this reason, no company names are provided in the above proposed disclosure.

The Company does not believe that an amendment to its Form 10-K for its fiscal year ended December 31, 2009 is necessary as the required information will be provided in a more current filing in which comparable disclosure is provided to investors.  Accordingly, the Company proposes to include this information only in the Company’s Proxy Statement on Schedule 14A relating to its annual general meeting of shareholders anticipated to be held in May 2011, and proposes not to amend its Form 10-K for its fiscal year ended December 31, 2009.

Staff Comment No. 2

We note your response to our prior comment 3 from our letter to you dated August 23, 2010.  Amend the Form 10-K accordingly, or provide us with your proposed responsive disclosure, with a view toward disclosure.  Include the specific corporate goals the compensation committee used in determining compensation for the named executive officers and the company’s performance relative to the corporate goals.  For example, provide the specific targets for your technical and economic goals including the maintenance of adequate working capital, maintenance of costs within budgeted levels, and share price performance measured against the peer companies or groups.  We also refer you generally to Instruction 4 to Item 402(b) of Regulation S-K.

Securites and Exchange Commission
March 4, 2011

Company’s Response:

With a view toward disclosure, the Company proposes to include the following disclosure in its Proxy Statement on Schedule 14A related to its annual general meeting of shareholders anticipated to be held in May, 2011:

“In considering executive incentive compensation, the Compensation Committee makes the determination on the basis on two primary factors: (1) achievement of overall corporate goals, which are established at the start of each year, and (2) individual performance.

In 2010, the overall corporate goals were:

1.	Prepare, maintain and follow a business plan that will allow Vista to hold key assets and obtain significant improvement in value compared to peers.

2.	Complete permitting of the Concordia gold project, obtain appropriate equity and debt financing, and commence construction.

3.	Complete Preliminary Feasibility Study on the Mt. Todd gold project, and if warranted, commence Definitive Feasibility Study.

a.	Add measured and indicated gold resources through the completion of a new resource estimate.

b.	Identify and confirm potential resource targets outside of the Batman deposit

c.	Identify and commence discussions with major companies with respect to partnering of the project with respect to exploration, project development or both.

4.	Comply with all regulations and provide accurate disclosure of the Corporation’s activities.

5.	Improve and maintain the Corporation’s share valuation in line with its peers.

6.	Establish environmental management and compliance plan.

7.	Conduct business in an ethical and environmentally sound manner.

8.	Maintain controllable expenses in line with approved budget.

9.	Review and rationalize Vista’s assets seeking, if appropriate, a corporate arrangement and/or the generation or acquisition of new assets.

For executive officers, in 2010, the Compensation Committee established the following performance goals for executive officers (along with the weight each item is given in consideration of the incentive bonus to be paid):

Securites and Exchange Commission
March 4, 2011

				Target Bonus as percentage of salary	Maximum Bonus as percentage of salary	Bonus paid for 2010 as percentage of salary
	Objectives as Percentage of Bonus
	Personal	Financial	Operational

Mr. Richings, Chairman and CEO	10%	60%	30%	50%	100%	22%
Mr. Earnest, COO	20%	40%	40%	50%	100%	22%
Mr. Marlier, CFO	30%	30%	40%	35%	50%	11%

The objectives considered include, among others, the following; Personal - leadership, mentoring, personal contribution and areas requiring improvement. Financial - Corporation’s share price, maintaining adequate financial resources, and cost control. Corporate - compliance, project advancement and specific executive corporate goals.  Specific performance goals for each executive officer were as follows:

Mr. Richings

Operational Objectives: corporate image (30%), corporate governance compliance (30%), finance and build Concordia gold project, social and environmental compliance (10%)

Financial Objectives: share price performance (35%), financing (35%), shareholder value (25%), cost control (5%)

Personal Objectives: provide corporate and board leadership (40%), improve and mentor direct reports (30%), provide strategic corporate input (30%)

Mr. Earnest

Operational Objectives: corporate image (20%), corporate governance compliance (15%), finance and build Concordia gold project (30%), advance Mt. Todd gold project (20%), advance other projects (5%), social and environmental compliance (10%)

Financial Objectives: share price performance (30%), financing (25%), shareholder value (25%), cost control (20%)

Personal Objectives: provide corporate and board leadership (10%), improve and mentor direct reports (30%), provide project and team leadership (30%), provide strategic corporate input (30%)

Mr. Marlier

Operational Objectives: corporate image (5%), corporate governance compliance (40%), finance and build Concordia gold project (30%), CFO specific objectives (25%)

Securites and Exchange Commission
March 4, 2011

Financial Objectives: share price performance (25%), financing (25%), shareholder value (10%), cost control (40%)

Personal Objectives: provide corporate and board leadership (5%), improve and mentor direct reports (10%), provide project and team leadership (10%), become familiar with project needs (10%), increase personal initiative (40%), provide strategic corporate input (25%)

The Compensation Committee met without management present to consider each key executive officer’s incentive bonus.  Incentive bonuses were then awarded, at the discretion of the Compensation Committee, using the table above as a guide to determine the incentive payment in light of overall Corporate performance and the executive officer’s overall performance.  Incentive bonuses were awarded as a percentage of salary up to the maximum, as set forth in the table above.”

The Company will comply with Item 402(b) of Regulation S-K in respect to filings for its fiscal year ended December 31, 2010 and all future filings to disclose the specific corporate goals the Company’s compensation committee used in determining compensation for its named executive officers and the Company’s performance relative to such goals.

The Company does not believe that an amendment to its Form 10-K for its fiscal year ended December 31, 2009 is necessary as the required information will be provided in a more current filing in which comparable disclosure is provided to investors.  Accordingly, the Company proposes to include this information only in the Company’s Proxy Statement on Schedule 14A relating to its annual general meeting of shareholders anticipated to be held in May 2011, and proposes not to amend its Form 10-K for its fiscal year ended December 31, 2009.

Incentive Payments, page 26

Staff Comment No. 3

We note your response to our prior comment 4 from our letter to you dated August23, 2010.  Please amend or with a view toward disclosure provide us with proposed disclosure which includes a discussion of the material differences between how your compensation committee and board of directors determine how your named executive officers are compensated.  In that regard, we further note the statement at page 28 that “The compensation of Mr. Richings, the Executive Chairman and [CEO], is determined in the same manner as for other executive officers (as described above).”

Company’s Response:

With a view toward disclosure, the Company proposes to include the following disclosure, in substantially the same form, in its Proxy Statement on Schedule 14A related to its annual general meeting of shareholders anticipated to be held in May 2011:

“Mr. Richings, the Executive Chairman and Chief Executive Officer of the Corporation, Mr. Earnest, the President and Chief Operating Officer of the Corporation and Mr. Marlier, the Chief Financial Officer of the Corporation, earn incentive bonuses based on the same categories objectives, with the specific percentage weight given to each particular category of objectives being determined by the Compensation Committee each year, in its discretion, based on the past performance of the executive officer, as detailed above.  Mr. Richings and Mr. Earnest are eligible to receive a percentage based incentive bonus award up to 100% of their salary, while Mr. Marlier is eligible to receive a percentage based incentive bonus award up to 50% of his salary.”

Securites and Exchange Commission
March 4, 2011

The Company does not believe that an amendment to its Form 10-K for its fiscal year ended December 31, 2009 is necessary as the required information will be provided in a more current filing in which comparable disclosure is provided to investors.  Accordingly, the Company proposes to include this information only in the Company’s Proxy Statement on Schedule 14A relating to its annual general meeting of shareholders anticipated to be held in May 2011, and proposes not to amend its Form 10-K for its fiscal year ended December 31, 2009.

The Company affirms the aforementioned statements and responses.

In addition, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its annual report on Form 10-K and proxy statement on Schedule 14A;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 720-981-9654.

Sincerely, Vista Gold Corp. /s/ Greg Marlier Greg Marlier Chief Financial Officer